March 3, 2006

Margaret Fitzgerald
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”) Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal 2005 File No. 001-10853

Dear Ms. Fitzgerald:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated February 17, 2006 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal 2005.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 2: Business Combinations, page 79

1.

Comment: Please refer to prior comments 1 and 2. We note that there were significant purchase price adjustments in 2003 related to the MidAmerica Bancorp and Area Bancshares Corporation acquisitions and in 2004 related to the First Virginia Banks, Inc. acquisition. Please revise your future filings to explain the nature of all adjustments and why they arose.

Margaret Fitzgerald
United States Securities and Exchange Commission
March 3, 2006
Page - 2 -

Response: We will revise our future filings to disclose our merger accrual activity by acquisition as shown in our prior response dated January 30, 2006 and in addition will fully explain any material purchase price adjustments. Following is our intended disclosure for our 2005 Form 10-K:

“The following tables present a summary of BB&T’s merger accrual activity by acquisition for 2005 and 2004:

			Merger-related
	Balance		and		Purchase		Balance
	January 1,	Accrued at	restructuring		Price		December 31,
Acquired Institution	2004	acquisition	charges	Utilized	Adjustments	Other, net	2004

	(Dollars in thousands)

First Citizens Corporation	$1,297	$—	$(1,087)	$—	$—	$(210)	$—
First Liberty Financial Corporation	303	—	(265)	(38)	—	—	—
Premier Bancshares, Inc.	1,382	—	(113)	(269)	—	(692)	308
Hardwick Holding Company	62	—	(42)	—	—	—	20
First Banking Company of Southeast Georgia	100	—	—	(43)	—	—	57
One Valley Bancorp, Inc.	475	—	(66)	(92)	—	—	317
BankFirst Corporation	1,713	—	(424)	(319)	—	—	970
FCNB Corp.	843	—	(353)	(132)	—	(20)	338
FirstSpartan Financial Corp.	892	—	(434)	(234)	—	339	563
Century South Banks, Inc.	4,178	—	574	(926)	—	(1,610)	2,216
Virginia Capital Bancshares, Inc.	1,517	—	(70)	(403)	—	—	1,044
F&M National Corporation	8,147	—	(4,229)	(1,380)	—	(172)	2,366
Community First Banking Company	260	—	(201)	—	—	91	150
MidAmerica Bancorp	6,792	—	(3,970)	(390)	—	(25)	2,407
Area Bancshares Corporation	5,661	—	(4,250)	(735)	(333)	154	497
Equitable Bank	2,717	—	140	(775)	—	(140)	1,942
First Virginia Banks, Inc.	65,994	—	3,412	(38,942)	(16,672)	—	13,792
Republic Bancshares, Inc.	—	15,374	16,791	(28,894)	45	—	3,316
Nonbank subsidiaries	6,018	4,298	—	(6,123)	—	—	4,193
Other adjustments	—	—	105	779	—	(884)	—

Total	$108,351	$19,672	$5,518	$(78,916)	$(16,960)	$(3,169)	$34,496

Margaret Fitzgerald
United States Securities and Exchange Commission
March 3, 2006
Page - 3 -

			Merger-related
	Balance		and		Purchase		Balance
	January 1,	Accrued at	restructuring		Price		December 31,
Acquired Institution	2005	acquisition	charges	Utilized	Adjustments	Other, net	2005

	(Dollars in thousands)

Premier Bancshares, Inc.	$308	$—	$(157)	$(76)	$—	$71	$146
Hardwick Holding Company	20	—	(19)	(1)	—	—	—
First Banking Company of Southeast Georgia	57	—	(57)	—	—	—	—
One Valley Bancorp, Inc.	317	—	—	(133)	—	—	184
BankFirst Corporation	970	—	(950)	(20)	—	—	—
FCNB Corp.	338	—	—	(43)	—	—	295
FirstSpartan Financial Corp.	563	—	(271)	(234)	—	—	58
Century South Banks, Inc.	2,216	—	(397)	(844)	—	(238)	737
Virginia Capital Bancshares, Inc.	1,044	—	(13)	(526)	—	—	505
F&M National Corporation	2,366	—	(51)	(801)	—	14	1,528
Community First Banking Company	150	—	—	—	—	—	150
MidAmerica Bancorp	2,407	—	(2,407)	—	—	—	—
Area Bancshares Corporation	497	—	(69)	(11)	—	—	417
Equitable Bank	1,942	—	—	—	—	—	1,942
First Virginia Banks, Inc.	13,792	—	(4,821)	(3,127)	—	1,378	7,222
Republic Bancshares, Inc.	3,316	—	(1,585)	(1,385)	—	(346)	—
Nonbank subsidiaries	4,193	1,685	—	(3,380)	859	—	3,357
Other adjustments	—	—	56	—	—	(56)	—
Total	$34,496	$1,685	$(10,741)	$(10,581)	$859	$823	$16,541

          During 2004, BB&T recorded $17.0 million in adjustments to merger related accruals that were reductions to goodwill, net of deferred taxes. Of this amount, $16.7 million were related to the acquisition of First Virginia and includes $14.1 million of favorable settlements of information technology contracts as a result of leveraging existing relationships with vendors.”

Note 3: Securities, page 83

2.	Comment: Please refer to prior comment 3. In your future filings, please disclose these securities as a separate line item in all applicable investment disclosures.

Response: We will separate U.S. Government-Sponsored Entity securities in all applicable investment disclosures in our future filings.

3.

Comment: Please refer to prior comment 4. Please tell us your prior strategy for hedging your mortgage servicing rights and how the transfer of the securities into the trading category affected that strategy. Additionally, please tell us the specific regulatory guidance you relied upon in making the reclassification. In your response, please specify if this guidance was provided specifically to BB&T or if the guidance was provided to the entire banking industry.

Response: The Company has requested confidential treatment with respect to the response to comment 3 and will separately provide that information to the Securities and Exchange Commission pursuant to Rule 83 (17 CFR 200.83).

Margaret Fitzgerald
United States Securities and Exchange Commission
March 3, 2006
Page - 4 -

Note 18: Derivative Financial Instruments, page 111

4.

Comment: Please refer to prior comment 5. We note in your response that you use forward starting interest rate swaps to hedge the repricing risks associated with variable-rate funding. Please tell us if you de-designate the forward starting swaps at the date they become a swap and re-designate them as part of your hedging strategy. If you don’t, please tell us why. Please refer us to the technical literature you have considered.

Response: Forward starting pay fixed swaps are used to hedge interest rate risk associated with forecasted first quarterly interest payments on variable rate funding over a specified period based on the technique described in DIG Issue G13. The forward starting swaps are not de-designated and re-designated at the date that they become effective because the hedged item is the forecasted first interest payments paid over the designated period beginning on the effective date of the swap. The forecasted first interest payments have remained probable of occurring at inception as well as throughout the documented hedge period. The forecasted first interest payments have occurred on the date that the forward starting swap became effective and have continued to occur consistent with the original hedge designation. There have been no changes in either the hedging swap or forecasted hedged item and as such there has been no need for hedge de-designation and re-designation under paragraphs 28-32 of SFAS 133.

5.

Comment: Based on your response to prior comment 5, it appears you use method 2 under DIG Issue G7 in the periodic assessment of hedge effectiveness. If true, please confirm that in the future you will document that you have elected method 2 DIG Issue G7 to assess hedge effectiveness.

Response: We confirm that in the future we will document that we have elected method 2 under DIG issue G7 to assess hedge effectiveness.

If you have any questions or need additional information, you may contact me at 336-733-2180 or Michael L. Nichols, Vice President and Shareholder Reporting Manager, at 336-733-3079. Thank you.

Sincerely,

M. Patricia Oliver
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer

CC: Chris L. Henson, Chief Financial Officer, BB&T Corporation